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Exhibit 12

HP INC. AND SUBSIDIARIES
Statements of Computation of Ratio of Earnings to Fixed Charges(1)

	For the fiscal years ended October 31
	2015	2014	2013	2012	2011
	In millions, except ratios
Earnings (loss):
Earnings (loss) before taxes	$4,732	$6,557	$6,510	$(11,933)	$8,982
Adjustments:
Non-controlling interests in the income of subsidiaries with fixed charges	51	46	69	102	75
Undistributed loss (earnings) of equity method investees	2	(5)	(4)	(2)	3
Fixed charges	875	1,017	1,162	1,297	1,027

	$5,660	$7,615	$7,737	$(10,536)	$10,087

Fixed charges:
Total interest expense, including interest expense on borrowings, amortization of debt discount and premium on all indebtedness and other	$592	$665	$769	$865	$551
Interest included in rent	283	352	393	432	476

Total fixed charges	$875	$1,017	$1,162	$1,297	$1,027

Ratio of earnings to fixed charges (excess of fixed charges over earnings)	6.5x	7.5x	6.7x	$(11,833)	9.8x

(1)
HP computed the ratio of earnings to fixed charges by dividing earnings (earnings (loss) before taxes, adjusted for non-controlling interests in the income of subsidiaries with fixed charges, undistributed loss (earnings) of equity method investees, and fixed charges) by fixed charges for the periods indicated. Fixed charges include (i) interest expense on borrowings, amortization of debt discount, premium on all indebtedness and other, and (ii) a reasonable approximation of the interest factor deemed to be included in rent expense.

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  Exhibit 12
HP INC. AND SUBSIDIARIES Statements of Computation of Ratio of Earnings to Fixed Charges(1)